

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Eric S. Nadeau
Chief Financial Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

> Re: Home Federal Bancorp, Inc.
>   **Form 10-K for Fiscal Period Ended September 30, 2009**
>   **Form 10-Q for Fiscal Period Ended December 31, 2009**
>   **File No. 001-33795**

Dear Mr. Nadeau:

We have reviewed your response filed with the Commission on May 24, 2010 and have the following additional comments. We have reviewed your filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us with a draft of your disclosure revisions to your future filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing your proposed revisions to your disclosure in your future filings and the information you provide in response to these comments, we may have additional comments.

1. Please refer to your response to comment 1 of our letter dated April 28, 2010. In your response, you state that you only reviewed loans rated substandard or lower when determining if your purchased loans fell within the scope of ASC 310-30. Therefore, it appears you pooled your loans by classification for the purposes of evaluating whether a loan fell within the scope of ASC 310-30. A loan can potentially have evidence of credit quality deterioration regardless of classification, particularly in the acquisition and development and construction portfolios. These loans can be considered current due to the use of an interest reserve even though additional evidence indicates that upon maturity the borrower will not be able to pay off the loan according to its contractual terms. You state in your correspondence that on the acquisition date, the probability of default and

loss given default on these loans is likely to be high and thus required a significant adjusted allowance.

The guidance in ASC 310-30 states that loans should be individually evaluated to determine whether they fall into the scope of ASC 310-30 and does not give a scope exception based on loan ratings. The adjusted allowance carried over on loans not subject to ASC 310-30 for both the acquisition and development and the 1-4 single family construction portfolios compared to the balance of purchased loans was 77% and 50%, respectively. We note that these percentages exceeded the purchase discount recorded on your purchased impaired loans for these same portfolios of 35%. Considering the foregoing, please tell us how you concluded that the thresholds you used to identify loans potentially subject to ASC 310-30 materially captured all loans with evidence of credit impairment since origination at the acquisition date. Furthermore, we did not note any disclosure in either your September 30, 2009 Form 10-K or December 31, 2009 or March 31, 2010 Form 10-Qs that indicated that the fair value adjustments related to purchased loans were still under review and that a potential adjustment may occur as required by paragraph 51(h) of SFAS 141. Please tell us whether you would have had a materially different outcome if you had applied ASC 310-30 on the purchase date to individual loans not rated substandard or less and provide us with your materiality analysis. We note in your response that you identified loans that had credit impairment at the acquisition date during a subsequent review and have estimated an adjustment to the carried over ALLL of approximately $5.6 million. Please incorporate the results of your recent review into your materiality analysis and address those loans not yet subject to review. Additionally, given the significance of the adjustment related to the amount of adjusted ALLL carried over in the acquisition, please revise your disclosures in future filings to provide the following information:

a. Quantify the total amount of loans subsequently reviewed for which you concluded you correctly accounted for the loans at the date of purchase. Provide this disclosure by major loan type.

b. Quantify the amount of loans you have reviewed for which you concluded you did not properly account for as ASC 310-30 loans at the date of acquisition. Provide this disclosure by major loan type and clarify which portfolio(s) the $5.6 million allowance adjustment relates to.

c. Quantify the amount of loans you have not reviewed in connection with this process and clarify when you anticipate completion of the review process.

      d. We note that you have not recorded a purchase accounting adjustment related to these loans in your Form 10-Q, please disclose when you anticipate recording any adjustments.

Please provide us with your proposed disclosures.

March 31, 2010 Form 10-Q
Note 7 – Allowance for Loan Losses, page 12

2. Please revise to disclose if you make modifications to loans that you do not account for as troubled debt restructurings. If so, describe the types of modifications and quantify the types and amount of loans subject to such modifications. Disclose your basis for not accounting for these loans as troubled debt restructurings.

Asset Quality, page 20

3. Please revise to disclose how you consider loans with interest reserves in your determination of a nonperforming loan. Clarify whether you evaluate these loans prior to maturity for collectability or report them as non-performing loans prior to their maturity date if doubt exists as to the collectability of contractual principle or interest prior to that time.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant